Exhibit 99.1

Ozon Announces Its First Quarter 2022 Unaudited Financial Results

May 26, 2022 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, announces its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operating Highlights

●	Number of orders demonstrated substantial growth of 173% year-on-year to 93.0 million compared to 34.1 million orders in Q1 2021 driven by the customer base expansion and greater user engagement.

●	GMV incl. services reached RUB 177.5 billion in Q1 2022 with 139% year-on-year growth, compared to RUB 74.2 billion in Q1 2021, underpinned by the strong order growth.

●

Number of active buyers rose by 79% year-on-year to 28.7 million as of March 31, 2022, compared to 16.0 million as of March 31, 2021. Cohort performance improved with an annual order frequency of Ozon’s customers increasing by 66% year-on-year to 9.8 orders in Q1 2022, compared to 5.9 in Q1 2021. An uptick in the order frequency is attributable to higher customer loyalty and engagement.

●

The number of active sellers on the marketplace increased to more than 120 thousand merchants as of Q1 2022, which represents close to 3.5x growth compared to Q1 2021. Ozon platform provides sellers with a unique access to 28.7 million active users, a wide range of fulfillment and delivery services and a comprehensive suite of market intelligence and analytical tools, advertising solutions and financial services, all of which support merchant base expansion.

●

Assortment increased by more than 5x year-on-year and reached more than 100 million SKUs in Q1 2022, compared to 19 million SKUs in Q1 2021, driven by a substantial growth in the merchant base and smoother content creation process.

●

Share of Marketplace climbed to 70.4% as a percentage of GMV incl. services in Q1 2022, compared to 58.4% in Q1 2021, supported by the seller base more than tripling year-on-year and assortment expansion.

●

Total revenue demonstrated 90% year-on-year growth to RUB 63.6 billion in Q1 2022, compared to RUB 33.4 billion in Q1 2021, following significant GMV growth, solid 1P business performance as well as growth in service revenue due to an increase in marketplace commissions and advertising revenue.

●

Adjusted EBITDA was negative RUB 8.9 billion, which represents Adjusted EBITDA as a percentage of GMV incl. services of negative 5.0%, compared to negative 9.0% in Q4 2021 and to negative 6.5% in Q1 2021. This marks a notable improvement in Adjusted EBITDA as a percentage of GMV incl. services driven by higher gross profit as a percentage of GMV incl. services, and efficiency improvements in operating expenses due to economies of scale.

●

Net cash used in operating activities was RUB 29,767 million in Q1 2022 compared to net cash used in operating activities of RUB 12,118 million in Q1 2021. Free Cash Flow was negative RUB 46,919 million in Q1 2022, compared to negative RUB 14,753 million in Q1 2021, largely due to the fact that the Company accelerated purchases of equipment, including IT and warehouse equipment, to ensure uninterrupted supply.

Summary: Key Operating and Financial Metrics

The following table sets forth a summary of key operating and financial data for the quarter ended March 31, 2022. The unaudited quarterly information for the three months ended March 31, 2022 and the three months ended March 31, 2021 has not been audited by the Company’s auditors. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown.

(RUB in millions, unless indicated otherwise)	For the three months ended March 31 (unaudited),
	2022	2021	YoY change, %
GMV incl. services	177,449	74,208	139%
Number of orders, million	93.0	34.1	173%
Number of active buyers, million	28.7	16.0	79%
Share of Marketplace GMV, %	70.4%	58.4%	12.0pp
Total revenue	63,579	33,407	90%
Gross profit	30,716	11,587	165%
Gross profit as a percentage of GMV incl. services, %	17.3%	15.6%	1.7pp
Contribution Profit / (Loss)	1,742	(134)	—
Adjusted EBITDA	(8,946)	(4,855)	—
Adjusted EBITDA as a percentage of GMV incl. services, %	(5.0%)	(6.5%)	1.5pp
Loss for the period	(19,055)	(6,734)	—
Net cash used in operating activities	(29,767)	(12,118)	—
Free Cash Flow	(46,919)	(14,753)	—

Note that Adjusted EBITDA and Free cash flow are non-IFRS financial measures. See “Presentation of Financial and Other Information” section of this press release for a definition of such non-IFRS measures, a discussion of the limitations on their use, and reconciliations of the non-IFRS measures to the applicable IFRS measures. See the definitions of metrics such as GMV incl. services, Gross Profit, number of orders, number of active buyers, number of active sellers and share of Marketplace GMV in the “Other Key Operating Measures” section of this press release.

Ozon Operational and Financial Results

The following table sets forth financial data for the quarter ended March 31, 2022. The unaudited quarterly information for the three months ended March 31, 2022 and the three months ended March 31, 2021 has not been audited by the Company’s auditors. The unaudited quarterly information includes all normal recurring adjustments that we consider necessary for a fair statement of the information shown.

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021	YoY change, %
Sales of goods	39,267	24,364	61%
Service revenue	24,312	9,043	169%
Marketplace commissions	18,797	6,985	169%
Advertising revenue	3,642	1,360	168%
Delivery services	1,518	481	216%
Travel commissions	127	113	12%
Other revenue	228	104	119%
Total revenue	63,579	33,407	90%
Cost of sales	(32,863)	(21,820)	51%
Gross profit	30,716	11,587	165%
Gross profit as a percentage of GMV incl. services, %	17.3%	15.6%	1.7pp

Revenue

Ozon’s total revenue grew by 90% year-on-year and reached RUB 63.6 billion in Q1 2022, compared to RUB 33.4 billion in Q1 2021. The growth was attributable to a 61% increase in sales of goods and a 169% increase in service revenue due to a notable inflow from marketplace commissions and advertising revenue.

Sales of goods

Sales of goods reached RUB 39.3 billion in Q1 2022, compared to RUB 24.4 billion in Q1 2021, increasing by 61% year-on-year due to an expanded active customer base of 28.7 million users and a higher order frequency.

Service revenue

Ozon service revenue grew by 169% year-on-year to RUB 24.3 billion in Q1 2022 from RUB 9.0 billion in Q1 2021 due to an increase in revenues from advertising services and marketplace commissions driven by strong order growth and an expanding merchant base on Ozon Marketplace.

Marketplace commissions

Marketplace commissions increased by 169% year-on-year to RUB 18.8 billion in Q1 2022, compared to RUB 7.0 billion in Q1 2021, due to strong GMV performance, higher share of marketplace, significant order growth and approximately 3.5x higher merchant base.

Advertising revenue

Advertising revenue reached RUB 3.6 billion in Q1 2022, compared to RUB 1.4 billion in Q1 2021, growing by 168% year-on-year on the back of growth and greater adoption of advertising services, as a result of enhanced advertising tools offered by Ozon to its seller base, as well as a significantly higher number of merchants engaging with the platform.

Cost of sales

Cost of sales increased by 51% year-on-year in Q1 2022. This was attributed to growth in Direct Sales (1P operations) due to customer base expansion and rising order frequency resulting in higher order growth.

Gross Profit

Gross profit increased by 165% year-on-year in Q1 2022, surpassing GMV growth of 139%, and reaching RUB 30.7 billion, compared to RUB 11.6 billion in Q1 2021. The growth in gross profit is primarily attributed to greater order volume and an increase in revenue from sales of goods. As a percentage of GMV incl. services gross profit increased by 1.7 p.p. to 17.3% in Q1 2022, compared to 15.6% in Q1 2021, which is mainly attributable to changes in the Marketplace commission structure.

Contribution Profit / (Loss)

Contribution profit amounted to RUB 1,742 million in Q1 2022, compared to loss RUB 134 million in Q1 2021 due to an increase in gross profit.

Operating Expenses (RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021[1]	YoY change, %
Cost of sales	32,863	21,820	51%
as % of GMV incl. services	18.5%	29.4%	(10.9pp)
Fulfillment and delivery	28,974	11,721	147%
as % of GMV incl. services	16.3%	15.8%	0.5pp
Sales and marketing	7,461	3,677	103%
as % of GMV incl. services	4.2%	5.0%	(0.8pp)
Technology and content	5,310	1,757	202%
as % of GMV incl. services	3.0%	2.4%	0.6pp
General and administrative	4,658	1,776	162%
as % of GMV incl. services	2.6%	2.4%	0.2pp
Total operating expenses	79,266	40,751	95%
as % of GMV incl. services	44.7%	54.9%	(10.2pp)

Operating expenses

Operating expenses increased by 95% year-on-year in Q1 2022 relative to Q1 2021 due to growth in order volumes, infrastructure expansion and the effect of investments in product and talent acquisition from Q2 2021 until the end of 2021. As a percentage of GMV incl. services, operating expenses decreased significantly to negative 44.7% in Q1 2022 compared to negative 54.9% in Q1 2021. Unit economics per order demonstrated a notable improvement both year-on-year and quarter-on-quarter due to operating leverage and benefits of scale.

1 In Q1 2022, we revised the presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of RUB 150 million in the first quarter of 2021 from sales and marketing expenses to technology and content expenses as compared to the amounts reported during 2021.

Fulfillment and delivery

The 147% increase year-on-year in fulfillment and delivery costs in Q1 2022 was driven by a higher number of orders processed through Ozon’s infrastructure and temporary cost pressure arising from underutilization of the recently launched warehouse facilities. This was also reflected in fulfillment and delivery costs rising by 0.5 p.p. to 16.3% as a percentage of GMV incl. services in Q1 2022, compared to 15.8% in Q1 2021. However, sequentially fulfillment and delivery costs decreased as a percentage of GMV incl. services to 16.3% in Q1 2022, compared to 17.8% in Q4 2021, due to Ozon’s strong focus on cost optimization and increasing utilization of the recently launched fulfillment facilities.

Sales and marketing

Sales and marketing expenses increased by 103% year-on-year in Q1 2022. As a percentage of GMV incl. services, sales and marketing expenses decreased by 0.8 p.p. to 4.2%, compared to 5.0% in Q1 2021 due to marketing expenditure optimization to achieve greater efficiency.

Technology and content

The 202% year-on-year increase in the technology and content costs in Q1 2022 was driven by continued IT talent acquisition and investments in product development. As a percentage of GMV incl. services, technology and content costs increased by 0.6 p.p. to 3.0% in Q1 2022, compared to 2.4% in Q1 2021.

General and administrative

General and administrative costs increased by 162% year-on-year in Q1 2022 relative to Q1 2021 due to higher employee expenses primarily related to talent acquisition aimed at supporting platform development, which accelerated from Q2 2021 through to the end of the year in 2021. As a percentage of GMV incl. services general and administrative costs increased by 0.2 p.p. to 2.6% in Q1 2022 compared to 2.4% in Q1 2021, but edged down versus 2.7% in Q4 2021 due to our concerted efforts around cost optimization.

Adjusted EBITDA

Adjusted EBITDA was negative RUB 8.9 billion in Q1 2022, which corresponds to Adjusted EBITDA as a percentage of GMV incl. services of negative 5.0%, compared to negative 6.5% in Q1 2021 and to 9.0% in Q4 2021. The improvement of Adjusted EBITDA as a percentage of GMV incl. services both year-on-year and quarter-on-quarter resulted from the operating leverage, benefits of the economies of scale and gross profit margin enhancement, as well as ongoing efforts to improve cost controls.

Interest expense

Interest expense was RUB 2,416 million in Q1 2022, compared to RUB 914 million in Q1 2021, driven by an increase in outstanding borrowings and greater lease liabilities.

Interest income

Ozon interest income was RUB 994 million in Q1 2022, compared to RUB 212 million in Q1 2021, due to higher deposit levels.

Foreign currency exchange gain, net

Foreign exchange gain was RUB 6,422 million in Q1 2022, compared to a gain of RUB 1,791 million in Q1 2021, driven by a change in foreign currency holdings and U.S. dollar exchange rate fluctuations.

Income tax expense

Income tax expense was RUB 361 million in Q1 2022, compared to expense RUB 56 million in Q1 2021.

Loss for the period

Loss for the period amounted to RUB 19,055 million in Q1 2022, compared to loss RUB 6,734 million in Q1 2021, as a result of the greater operating loss, higher interest expense, as well as the negative impact of the remeasurement of convertible bonds which was partly offset by the foreign exchange gain.

Shares Issued

The total number of shares issued and outstanding as of March 31, 2022 was 216,413,735 (comprised of 216,413,733 ordinary shares and two Class A shares).

Share-Based Compensation

Share-based compensation expense amounted to RUB 2,729 million in Q1 2022, compared to RUB 750 million in Q1 2021, partly due to a greater number of participants in the Employee Stock Ownership Plan.

Net Cash Used in Operating Activities

Net cash used in operating activities was RUB 29,767 million in Q1 2022 compared to net cash used in operating activities of RUB 12,118 million in Q1 2021, due to greater cash outflow on the back of higher trade payables and an increase in operating costs.

Working Capital

The Company’s working capital is mainly comprised of trade and other payables and inventory. The accounts payable mainly include trade payables for the products purchased from suppliers and payables to the third-party sellers on Ozon Marketplace. As of March 31, 2022, accounts payable amounted to RUB 63,743 million, compared to RUB 89,273 million as of December 31, 2021 reflecting business seasonality.

The Company’s inventories mainly include merchandise held for resale and goods in transit, associated with our Direct (1P) Sales. As of March 31, 2022 Ozon recorded RUB 23,541 million of inventories, compared to RUB 26,362 million as of December 31, 2021.

Capital Expenditures

Company’s capital expenditures amounted to RUB 15,415 million in Q1 2022, compared to RUB 1,955 million in Q1 2021, which included payments for fulfillment facilities and computer equipment and hardware.

Free Cash Flow

Free Cash Flow was negative RUB 46,919 million in Q1 2022, compared to negative RUB 14,753 million in Q1 2021 due to a higher level of outflows associated with the settlement of trade payables, increase in operating expenses, as well as accelerated purchases of IT, warehouse and other equipment to ensure uninterrupted supply.

Convertible Bonds

As a result of the suspension of the ADS trading on Nasdaq, a Delisting Event under the Bonds occurred following the close of trading on March 8, 2022. Therefore, the holders of the Bonds became entitled to require the Company to redeem their Bonds at the principal amount together with accrued interest on the redemption date, which is May 31, 2022. Accordingly, the Company revised the schedule of cash flows underlying the amortized cost of the bonds to reflect the revised contractual maturity. This revision resulted in a remeasurement of the convertible bonds’ liability and a reclassification of the revised carrying amount to short-term borrowings. The effect of the remeasurement of RUB 8,567 million was included in non-operating expenses. For further disclosure regarding the Delisting Event, please refer to the Company’s press release dated March 9, 2022.

Lease Liabilities and Commitments

The Group has lease contracts of office premises, fulfillment and sorting centers, vehicles and pickup points. The increase in right-of-use assets and lease liabilities as at March 31, 2022 as compared to December 31, 2021 was primarily related to recognition of RUB 12,943 million of right-of-use assets and RUB 12,494 million of lease liabilities as a result of commencement of new leases as well as modification of existing leases during the period. The lease liabilities amounted to RUB 52,832 million as of March 31, 2022.

Cash and Cash Equivalents

Cash, cash equivalents and short-term bank deposits amounted to RUB 92,461 million as of March 31, 2022, compared to RUB 125,991 million as of December 31, 2021.

Risk and uncertainties related to current environment

The sanctions imposed on Russia and Russian persons by a number of countries in connection with the geopolitical crisis surrounding Ukraine and further regulatory counter-measures taken by the Russian Government, have had a significant, and in many cases unprecedented, impact on companies operating in Russia. In response to the geopolitical crisis surrounding Ukraine, the United States, the European Union, the United Kingdom and other countries imposed severe sanctions targeting Russian financial institutions, including the prohibition on transactions with the Central Bank of Russia, blocking of assets and cutting off certain Russian banks from SWIFT; businessmen and their assets; and oil, defense and other state-owned companies, as well as export and import restrictions. In response, Russia identified a number of states, including all European Union member states, the United States and the United Kingdom, as “hostile” and introduced a number of economic measures in connection with their actions, as well as economic measures aimed at ensuring financial stability of Russia.

As potential global and economic impacts of the geopolitical crisis surrounding Ukraine continue to evolve rapidly, unpredictable and outside the control of the Group it is difficult to accurately predict the full impact of the sanctions that were introduced or any measures taken by the Russian government in response to such sanctions.

Sanctions imposed by the United States, the European Union, the United Kingdom have had, and are expected to continue to have, a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs. We may also face greater difficulties raising capital in the future, which could potentially reduce the level of future investment into infrastructure expansion and operations. We also cannot provide any assurance that any further development in sanctions, or escalation of the Ukraine situation more generally, will not have a significant impact on our business, financial condition or results of operations. The imposed sanctions in response to the ongoing geopolitical crisis surrounding Ukraine and their impact on the Russian economy may prevent us from achieving our financial, operational and strategic objectives, including those described in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2021. See Item 3.D “Key Information—Risk Factors—Risks Relating to Our Business and Industry—Sanctions imposed by the United States, the European Union, the United Kingdom and other countries in response to the geopolitical crisis surrounding Ukraine are likely to have a material adverse effect on our business, financial condition and results of operations and on the value and trading of the ADSs” of the Annual Report for the year ended December 31, 2021.

Ozon Bank

On March 31, 2022, Ozon Bank was removed from the SDN List by OFAC. For more details, please refer to the Company’s press releases dated March 31, 2022 and February 25, 2022.

Convertible Bonds

Following the occurrence of a Delisting Event, we have entered into discussions with an Ad Hoc Committee of Bondholders and their advisers in connection with a proposed consensual restructuring of our financial indebtedness under the Bonds and aim to be in a position to enter into a standstill agreement with a significant number of holders of the Bonds in the near term with a view to continue such discussions and to reach an agreement on the long-term restructuring of the Bonds within the current financial year.

As disclosed in the Company’s press release dated March 9, 2022, following the Delisting Event a group of Bondholders has formed the Ad Hoc Committee and appointed Houlihan Lokey, as its financial adviser, and Akin Gump Strauss Hauer & Feld LLP, as its legal adviser, to conduct an orderly discussion process with the Company with a view to finding a fair and sustainable solution for all stakeholders. To the extent any of the Bondholders are interested in joining the Ad Hoc Committee or join the coordinated effort we invite them to make inquiries to Houlihan Lokey at projectondohl@hl.com.

Throughout the date of this press-release, substantial portion of bondholders have exercised the rights to require redemption and are entitled to receive principal amount together with accrued interest on the redemption date, which is May 31, 2022. Due to, among other things, the restrictions under the recently enacted Russian capital controls and protection measures and continuing multiple changes to the regulatory backdrop, the Company is currently restricted from upstreaming cash funds from the Company’s Russian subsidiaries to the Company. Therefore, there is a risk that the Company will not have sufficient liquidity available at the relevant time to fund the payments required for the redemption. A failure to pay the amounts due under the redemption within 14 calendar days (i.e. by June 14, 2022) would result in an event of default under the terms of the Bonds and would trigger a cross-default on other Group’s liabilities. If the Group provided to the Company the liquidity necessary to fund the early redemption, such a redemption would result in a significant reduction in the amount of liquidity available to fund operations and would have a significant effect on our operations and growth outlook.

Also, on May 9, 2022 BNY Mellon Corporate Trustee Services Limited (the trustee under the Bonds) has notified the Company that, as a result of adoption by the European Union of Council Regulation (EU) 2022/576 of 8 April 2022 amending Regulation (EU) No 833/2014, prohibiting the provision of services to trust arrangements involving Russian nationals or Russian entities, from 10 May 2022 it would not be capable of acting as trustee under the Bonds without exposure to the risk of financial or criminal liability. The Company is currently evaluating possible implications of the trustee’s determination, including in connection with ongoing negotiations with an ad hoc group of Bondholders.

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our” or “us”, or the “Company”) about future events and financial performance. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the geopolitical crisis surrounding Ukraine and sanctions and governmental measures imposed in response, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please refer to our Annual Report on Form 20-F for the year ended December 31, 2021 and other filings with the SEC concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

This press release includes certain non-IFRS financial measures not presented in accordance with IFRS, including but not limited to Contribution (Loss)/(Profit), Adjusted EBITDA and Free Cash Flow. These financial measures are not measures of financial performance or liquidity in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently. See “Presentation of Financial and Other Information” in this press release for a reconciliation of certain of these non-IFRS measures from the most directly comparable IFRS measure.

This press release includes quarterly information for the three months ended March 31, 2022 and 2021. The quarterly information has not been audited by the Company’s auditors.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Profit or Loss and Other

Comprehensive Income

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021[1]	YoY change, %
Revenue:
Sales of goods	39,267	24,364	61%
Service revenue	24,312	9,043	169%
Total revenue	63,579	33,407	90%
Operating expenses:
Cost of sales	(32,863)	(21,820)	—
Fulfillment and delivery	(28,974)	(11,721)	—
Sales and marketing	(7,461)	(3,677)	—
Technology and content	(5,310)	(1,757)	—
General and administrative	(4,658)	(1,776)	—
Total operating expenses	(79,266)	(40,751)	—
Operating loss	(15,687)	(7,344)	—
Net gain/(loss) on revaluation of conversion options and other financial instruments	537	(479)	—
Loss on disposal of non-current assets	(29)	(5)	—
Expected credit losses on financial assets	(57)	—	—
Interest expense	(2,416)	(914)	—
Interest income	994	212	—
Share of profit of an associate	109	61	—
Foreign currency exchange gain, net	6,422	1,791	—
Remeasurement of convertible bonds	(8,567)	—	—
Total non-operating (expenses) / income	(3,007)	666	—
Loss before income tax	(18,694)	(6,678)	—
Income tax expense	(361)	(56)	—
Loss for the period	(19,055)	(6,734)	—

1 In Q1 2022, we revised the presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of RUB 150 million in the first quarter of 2021 from sales and marketing expenses to technology and content expenses as compared to the amounts reported during 2021.

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021
Cash flows from operating activities
Loss before income tax	(18,694)	(6,678)
Adjusted for:
Depreciation and amortization of non-current assets	4,012	1,739
Interest expense	2,416	914
Interest income	(994)	(212)
Foreign currency exchange gain, net	(6,422)	(1,791)
Net (gain) / loss from revaluation of conversion options and other financial instruments	(537)	479
Write-downs and losses of inventories	(380)	(7)
Loss on disposal of non-current assets	29	5
Share of profit of an associate	(109)	(61)
Changes in expected credit losses and impairment of non-financial assets	79	1
Remeasurement of convertible bonds	8,567	—
Share-based compensation expense	2,729	750
Changes in working capital:
Changes in inventories	3,182	(1,494)
Changes in accounts receivable	1,749	725
Changes in advances paid and other assets	(1,950)	(538)
Changes in trade accounts payable	(26,319)	(5,062)
Changes in other liabilities	5,018	479
Cash used in operations	(27,624)	(10,751)
Interest paid	(2,120)	(1,316)
Income tax paid	(23)	(51)
Net cash used in operating activities	(29,767)	(12,118)

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Cash Flows (Continued)

(in millions of Russian Rubles)

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021
Cash flows from investing activities
Purchase of property, plant and equipment	(15,201)	(1,914)
Purchase of intangible assets	(214)	(41)
Return of bank deposits	18,297	—
Interest received	1,004	217
Dividends received from an associate	—	141
Issuance of loans	(163)	—
Net cash generated from / (used in) investing activities	3,723	(1,597)
Cash flows from financing activities
Convertible bond issue proceeds	—	54,499
Proceeds from borrowings	1,185	—
Proceeds of borrowings	(173)	(6,122)
Payment of principal portion of lease liabilities	(1,737)	(680)
Net cash (used in) / generated from financing activities	(725)	47,697
Net (decrease) / increase in cash and cash equivalents	(26,769)	33,982
Cash and cash equivalents at the beginning of the period	108,037	103,702
Effects of exchange rate changes on the balance of cash held in foreign currencies	11,192	2,900
Cash and cash equivalents at the end of the period	92,460	140,584

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position

(in millions of Russian Rubles)

(RUB in millions)	As of
	March 31, 2022 (unaudited)	December 31, 2021

Assets

Non-current assets

Property, plant and equipment	43,113	29,970

Right-of-use assets	49,746	39,940

Intangible assets	1,239	1,171

Investments in an associate	1,347	1,238

Deferred tax assets	48	80

Other financial assets	3,185	2,312

Other non-financial assets	59	41

Total non-current assets	98,737	74,752

Current assets

Inventories	23,541	26,362

Accounts receivable	4,860	6,611

VAT receivable	3,258	3,440

Other financial assets	202	75

Other non-financial assets	4,955	4,107

Short-term back deposits	1	17,954

Cash and cash equivalents	92,460	108,037

Total current assets	129,277	166,586

Total assets	228,014	241,338

Equity and liabilities

Equity

Share capital	12	12

Share premium	135,422	134,924

Treasury shares	(1)	(1)

Equity-settled employee benefits reserves	10,031	7,800

Other capital reserves	12	(3)

Accumulated deficit	(131,179)	(112,124)

Total equity	14,297	30,608

Ozon Holdings PLC

Interim Condensed Consolidated Statement of Financial Position (Continued)

(in millions of Russian Rubles)

(RUB in millions)	As of
	March 31, 2022 (unaudited)	December 31, 2021
Non-current liabilities
Borrowings	2,873	50,577
Lease liabilities	43,462	34,770
Conversion options	—	594
Deferred tax liabilities	361	46
Deferred income	275	289
Other non-current liabilities	556	518
Total non-current liabilities	47,527	86,794
Current liabilities
Trade and other payables	63,743	89,273
Borrowings	73,727	11,539
Lease liabilities	9,370	7,697
Taxes payable	1,512	1,077
Accrued expenses	6,271	4,716
Contract liabilities and deferred income	11,567	9,634
Total current liabilities	166,190	123,936
Total liabilities	213,717	210,730
Total equity and liabilities	228,014	241,338

Presentation of Financial and Other Information

Use of Non-IFRS Financial Measures

We report under International Financial Reporting Standards (“IFRS”) as adopted by the International Accounting Standards Board (the “IASB”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States. We present our consolidated financial statements in Rubles.

Certain parts of this press release contain non-IFRS financial measures, including, among others, Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow. We define:

●

Contribution (Loss)/Profit as loss for the period before income tax benefit/(expense), total non-operating income/(expense), general and administrative expenses, technology and content expenses and sales and marketing expenses.

●	Adjusted EBITDA as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

●

Free Cash Flow as net cash generated from/(used in) operating activities less payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash are used by our management to monitor the underlying performance of the business and its operations. These measures are used by other companies for a variety of purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing these measures as reported by us to the same or similar measures as reported by other companies. Contribution (Loss)/Profit, Adjusted EBITDA and Free Cash Flow may not be comparable to similarly titled metrics of other companies. These measures are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Contribution Profit/(Loss), Adjusted EBITDA and Free Cash Flow are not measurements of performance or liquidity under IFRS or any other generally accepted accounting principles, and you should not consider them as an alternative to loss for the period, operating loss, net cash generated from/(used in) operating activities or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. These measures have limitations as analytical tools, and you should not consider them in isolation. Accordingly, prospective investors should not place undue reliance on these non-IFRS financial measures contained in this press release.

Other Key Operating Measures

Certain parts of this press release contain our key operating measures, including, among others, gross merchandise value including revenue from services (“GMV incl. services”), Gross profit, share of our online marketplace (our “Marketplace”) GMV (“Share of Marketplace GMV”), number of orders, number of active buyers and number of active sellers. We define:

●

GMV incl. services (gross merchandise value including revenue from services) as the total value of orders processed through our platform, as well as revenue from services to our buyers, sellers and other customers, such as delivery, advertising and other services. GMV incl. services is inclusive of value added taxes, net of discounts, returns and cancellations. GMV incl. services does not represent revenue earned by us. GMV incl. services does not include travel ticketing and hotel booking commissions, other related service revenues or value of the respective orders processed.

●	Gross profit as revenue less cost of sales in a given period.

●

Share of Marketplace GMV as the total value of orders processed through our Marketplace, inclusive of value added taxes, net of discounts, returns and cancellations, divided by GMV incl. services in a given period. Share of Marketplace GMV includes only the value of goods processed through our platform and does not include services revenue.

●	Number of orders as the total number of orders delivered in a given period, net of returns and cancellations.

●	Number of active buyers as the number of unique buyers who placed an order on our platform within the 12-month period preceding the relevant date, net of returns and cancellations.

●	Number of active sellers as the number of unique merchants who made a sale on our Marketplace within the 12-month period preceding March 31, 2022.

Use of Non-IFRS Financial Measures

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021
Contribution Profit / Loss (1)	1,742	(134)
Adjusted EBITDA (2)	(8,946)	(4,855)
Free Cash Flow (3)	(46,919)	(14,753)
Gross Profit	30,716	11,587

(1) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Contribution (Loss)/Profit, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), general and administrative expenses, technology and content expenses and sales and marketing expenses.

Contribution (Loss)/Profit is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. We have included Contribution (Loss)/Profit in this press release because it is an important metric used by our management to measure our operating performance as it shows the result of our operations less expense items that represent the majority of our variable expenses.

Contribution (Loss)/Profit is an indicator of our operational profitability as it reflects direct costs to fulfill and deliver orders to our buyers. Accordingly, we believe that Contribution (Loss)/Profit provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Contribution (Loss)/Profit excludes significant expense items, including sales and marketing expenses, technology and content expenses, general and administrative expenses and other expense items that are not a direct function of sales. These expense items are an integral part of our business. Given these and other limitations, Contribution (Loss)/Profit should not be considered in isolation, or as an alternative to, or a substitute for, an analysis of our results reported in accordance with IFRS, including operating loss and loss for the period.

The following tables present a reconciliation of loss for the period to Contribution (Loss)/Profit for each of the periods indicated:

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021[1]
Loss for the period	(19,055)	(6,734)
Income tax expense	361	56
Total non-operating expense / (income)	3,007	(666)
General and administrative expenses	4,658	1,776
Technology and content expenses	5,310	1,757
Sales and marketing expenses	7,461	3,677
Contribution Profit / (Loss)	1,742	(134)

1 In Q1 2022, we revised the presentation of expenses related to maintenance of content of our marketplace platform, which resulted in a corresponding reclassification of RUB 150 million in the first quarter of 2021 from sales and marketing expenses to technology and content expenses as compared to the amounts reported during 2021.

(2) To provide investors with additional information regarding our results of operations, we have disclosed here and elsewhere in this press release Adjusted EBITDA, a non-IFRS financial measure that we calculate as loss for the period before income tax benefit/(expense), total non-operating income/(expense), depreciation and amortization and share-based compensation expense.

Adjusted EBITDA is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Adjusted EBITDA in this press release because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparability across reporting periods by removing the effect of non-cash expenses and non-operating income/(expense). Accordingly, we believe that Adjusted EBITDA provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

We believe it is useful to exclude non-cash charges, such as depreciation and amortization and share-based compensation expense, from our Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations. We believe it is useful to exclude income tax benefit/(expense) and total non-operating income/(expense) as these items are not components of our core business operations. Adjusted EBITDA has limitations as a financial measure, and you should not consider it in isolation or as a substitute for loss for the period as a profit measure or other analysis of our results as reported under IFRS. Some of these limitations are:

●

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect capital expenditure requirements for such replacements or for new capital expenditures;

●

Adjusted EBITDA does not reflect share-based compensation, which has been, and will continue to be for the foreseeable future, a recurring expense in our business and an important part of our compensation strategy; and

●	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, operating loss, loss for the period and our other IFRS results.

The following table presents a reconciliation of loss for the period to Adjusted EBITDA for each of the periods indicated:

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021
Loss for the period	(19,055)	(6,734)
Income tax expense	361	56
Total non-operating expense / (income)	3,007	(666)
Depreciation and amortization	4,012	1,739
Share-based compensation expense	2,729	750
Adjusted EBITDA	(8,946)	(4,855)

(3) To provide investors with additional information regarding our liquidity, we have also disclosed here and elsewhere in this press release Free Cash Flow, a non-IFRS financial measure that we calculate as net cash generated from/(used in) operating activities less capital expenditures, which consist of payments for purchase of property, plant and equipment and intangible assets, and the payment of the principal portion of lease liabilities.

Free Cash Flow is a supplemental non-IFRS financial measure that is not required by, or presented in accordance with, IFRS. We have included Free Cash Flow in this press release because it is an important indicator of our liquidity as it measures the amount of cash we generate/(use) and provide additional perspective on impact of our cash capital expenditures and assets used by us through lease obligations. Accordingly, we believe that Free Cash Flow provides useful information to investors in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free Cash Flow has limitations as a financial measure, and you should not consider it in isolation or as substitutes for net cash generated from/(used in) operating activities as a measure of our liquidity or other analysis of our results as reported under IFRS. There are limitations to using non-IFRS financial measures, including that other companies, including companies in our industry, may calculate Free Cash Flow differently. Because of these limitations, you should consider Free Cash Flow alongside other financial performance measures, including net cash generated from/(used in) operating activities, capital expenditures and our other IFRS results.

The following table presents a reconciliation of net cash generated from/(used in) operating activities to Free Cash Flow for each of the periods indicated:

(RUB in millions)	For the three months ended March 31 (unaudited),
	2022	2021
Net cash used in operating activities	(29,767)	(12,118)
Purchase of property, plant and equipment	(15,201)	(1,914)
Purchase of intangible assets	(214)	(41)
Payment of principal portion of lease liabilities	(1,737)	(680)
Free Cash Flow	(46,919)	(14,753)

About OZON

Ozon is a leading multi-category e-commerce platform and one of the largest internet companies in Russia. Its fulfillment infrastructure and delivery network have some of the widest coverage among e-commerce players in the country, enabling Ozon to provide Russian population with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

Maryia Berasneva-McNamara, Head of Investor Relations, OZON

ir@ozon.ru

Press Office

Maria Zaikina, Director of Public & Industry Relations, OZON

pr@ozon.ru